FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

The MD&CEO and the Bank received a Notice from SEBI on May 24, 2018 under Rule 4(1) of SCR (Procedure for Holding Inquiry and imposing penalties by Adjudicating Officer) Rules 2005 requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The Notice has been issued based on information furnished by the Bank/its MD & CEO to diverse queries made by SEBI concerning dealings between the Bank and Videocon Group and certain dealings allegedly between Videocon Group & Nupower, an entity in which Mr. Deepak Kochhar spouse of MD& CEO has economic interests.

Appropriate responses would be submitted to SEBI by the Bank in accordance with regulation.

This disclosure is being made in accordance with the provisions of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 25, 2018	By:	/s/ Mr. Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary